UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Live Oak Mobility Acquisition Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

538126202**
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Reflects the CUSIP number for the Issuers Units, each consisting of one share of Class A common stock and one-fifth of one redeemable warrant (the Units).

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 538126202

1
Names of Reporting Persons

ACM Alamosa (Cayman) Holdco LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each
Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  725,000

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  725,000

9
Aggregate Amount Beneficially Owned by Each Reporting Person

725,000

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

2.9%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No. 538126202

1
Names of Reporting Persons

Atalaya Capital Management LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each
Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  1,319,500

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  1,319,500

9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,319,500

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

5.2%

12
Type of Reporting Person (See Instructions)

IA, PN



CUSIP No. 538126202

1
Names of Reporting Persons

Atalaya Special Purpose Investment Fund II LP

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
SEC Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each
Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  594,500

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  594,500

9
Aggregate Amount Beneficially Owned by Each Reporting Person

594,500

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

2.3%

12
Type of Reporting Person (See Instructions)

PN


CUSIP No. 538126202

1
Names of Reporting Persons

Corbin ERISA Opportunity Fund, Ltd.

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Cayman Islands

Number of Shares Beneficially Owned by Each
Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  594,500

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  594,500

9
Aggregate Amount Beneficially Owned by Each Reporting Person

594,500

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

2.3%

12
Type of Reporting Person (See Instructions)

OO


CUSIP No. 538126202

1
Names of Reporting Persons

Corbin Opportunity Fund, L.P.

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each
Reporting Person With:

5
Sole Voting Power


  0

6
  Shared Voting Power


  261,000

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  261,000

9
Aggregate Amount Beneficially Owned by Each Reporting Person

261,000

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

1.0%

12
Type of Reporting Person (See Instructions)

PN


CUSIP No. 538126202

1
Names of Reporting Persons

Corbin Capital Partners GP, LLC

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each
Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  855,500

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  855,500

9
Aggregate Amount Beneficially Owned by Each Reporting Person

855,500

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

3.4%

12
Type of Reporting Person (See Instructions)

OO


CUSIP No. 538126202

1
Names of Reporting Persons

Corbin Capital Partners, L.P.

2
Check the appropriate box if a member of a Group (see instructions)

(a)  [x]
(b)  [ ]

3
Sec Use Only


4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each
Reporting Person With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  855,500

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  855,500

9
Aggregate Amount Beneficially Owned by Each Reporting Person

855,500

10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[]

11
Percent of class represented by amount in row (9)

3.4%

12
Type of Reporting Person (See Instructions)

IA, PN


Explanatory Note

This Amendment No. 2 (the Amendment) amends, in its entirety, the statement on Schedule 13G originally filed by the Reporting Persons (as identified in Item 2 below) on March 12, 2021, as amended (the Schedule 13G). Due to an administrative error, the Amendment No. 1 to Schedule 13G filed on December 14, 2021 incorrectly excluded shares of Class A common stock held by Atalaya Special Purpose Investment Fund II LP. This Amendment No. 2 to Schedule 13G is filed to correct such error. This amendment reflects beneficial ownership as of December 31, 2021.

Item 1(a).	Name of Issuer:

       Live Oak Mobility Acquisition Corp.

Item 1(b).	Address of Issuers Principal Executive Offices:

       4921 William Arnold Road, Memphis, TN 38117

Item 2(a).	Name of Person Filing:

        This Statement is filed on behalf of the following persons (collectively, the Reporting Persons):

i.	ACM Alamosa (Cayman) Holdco LP (Alamosa);
ii.	Atalaya Capital Management LP (ACM);
iii.	Atalaya Special Purpose Investment Fund II LP (ASPIF II);
iv.	Corbin ERISA Opportunity Fund, Ltd. (Corbin);
v.	Corbin Opportunity Fund, L.P. (COF);
vi.	Corbin Capital Partners GP, LLC (Corbin GP); and
vii.	Corbin Capital Partners, L.P. (CCP).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

       The address of the principal business office of each of Alamosa, ACM and ASPIF II is One Rockefeller Plaza, 32nd Floor, New York, NY 10020. The address of the principal business office of each of Corbin, Corbin GP, CCP and COF is 590 Madison Avenue, 31st Floor, New York, NY 10022.

Item 2(c).	Citizenship:

       Alamosa is a Cayman Islands limited partnership. Each of ACM, ASPIF II, CCP and COF is a Delaware limited partnership. Corbin is a Cayman Islands exempted company. Corbin GP is a Delaware limited liability company.

Item 2(d).	Title and Class of Securities:

		Class A Common Stock, par value $0.0001 per share (the Shares)

Item 2(e).	CUSIP Number:

		538126202

Item 3. 	If This Statement is Filed Pursuant to 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing is a:

       This Item 3 is not applicable.

Item 4(a).	Amount Beneficially Owned:

		As of the date hereof, Alamosa may be deemed the beneficial owner of 725,000 Shares underlying Units. ACM may be deemed the beneficial owner of 1,319,500 Shares underlying Units, which amount includes (i) the 725,000 Shares underlying Units beneficially owned by Alamosa and (ii) the 594,500 Shares underlying Units beneficially owned by ASPIF II. Each of Corbin GP and CCP may be deemed the beneficial owner of 855,500 Shares underlying Units, which amount includes (i) the 594,500 Shares underlying Units beneficially owned by Corbin, and (ii) the 261,000 Shares underlying Units beneficially owned by COF.

Item 4(b).	Percent of Class:

       ACM may be deemed the beneficial owner of approximately 5.2% of Shares outstanding, which amount includes (i) the 2.9% of Shares outstanding beneficially owned by Alamosa and (ii) the 2.3% of Shares outstanding beneficially owned by ASPIF II. Each of Corbin GP and CCP may be deemed the beneficial owner of approximately 3.4% of Shares outstanding, which amount includes (i) the 2.3% of Shares outstanding beneficially owned by Corbin, and (ii) the 1.0% of Shares outstanding beneficially owned by COF. (These percentages are based on 25,300,000 Shares outstanding as reported in the Issuers Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.)

Item 4(c).	Number of shares as to which such person has:

Alamosa:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  725,000
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  725,000

ACM:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  1,319,500
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  1,319,500

ASPIF II:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote:  594,500
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  594,500

Corbin:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  594,500
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  594,500

COF:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  261,000
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  261,000

Corbin GP:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  855,500
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  855,500

CCP:
(i)	Sole power to vote or to direct the vote:  0
(ii)	Shared power to vote or to direct the vote:  855,500
(iii)	Sole power to dispose or to direct the disposition of:  0
(iv)	Shared power to dispose or to direct the disposition of:  855,500

	The Shares are directly held by Alamosa, ASPIF II, Corbin and COF (the Direct Holders). As Alamosa and ASPIF IIs investment manager, ACM has the power to vote and direct the disposition of all Shares held by Alamosa. As Corbin and COFs investment manager, CCP has the power to vote and direct the disposition of all Shares held by Pinehurst, Corbin, and COF. This report shall not be deemed an admission that ACM, CCP, the Direct Holders or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Act, or for any other purpose.

Item 5.		Ownership of Five Percent or Less of a Class.

		This Item 5 is not applicable.

Item 6.		Ownership of more than Five Percent on Behalf of Another Person.

		This Item 6 is not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

		This Item 7 is not applicable.

Item 8.		Identification and classification of members of the group.

   	Alamosa, ACM, ASPIF II, Corbin, Corbin GP, CCP, and COF may be deemed members of a group, as defined in Rule 13d-5 under the Act, with respect to the Shares. Such group may be deemed to beneficially own 2,175,000 Shares. Corbin, Corbin GP and CCP disclaim beneficial ownership over the Shares held directly by Alamosa and ASPIF II. Alamosa, ASPIF II, and ACM disclaim beneficial ownership over the Shares held directly by Corbin and COF.

Item 9.		Notice of Dissolution of Group.

		This Item 9 is not applicable.

Item 10.	Certifications.

		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2022


ACM Alamosa (Cayman) Holdco LP
By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Capital Management LP
By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Special Purpose Investment Fund II LP
By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Corbin ERISA Opportunity Fund, Ltd.
By: Corbin Capital Partners, L.P., its Investment Manager
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Opportunity Fund, L.P.
By: Corbin Capital Partners, L.P., its Investment Manager
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Capital Partners GP, LLC
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory


Corbin Capital Partners, L.P.
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


EXHIBIT INDEX


Ex. No.          Description

99               Joint Filing Agreement


       JOINT FILING AGREEMENT

	The undersigned hereby agree that this Amendment No. 2 to the statement on Schedule 13G with respect to shares of Class A Common Stock, par value $0.0001 of Live Oak Mobility Acquisition Corp. is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated: February 7, 2022


ACM Alamosa (Cayman) Holdco LP
By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Capital Management LP
By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Special Purpose Investment Fund II LP
By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Corbin ERISA Opportunity Fund, Ltd.
By: Corbin Capital Partners, L.P., its Investment Manager
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Opportunity Fund, L.P.
By: Corbin Capital Partners, L.P., its Investment Manager
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel


Corbin Capital Partners GP, LLC
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory


Corbin Capital Partners, L.P.
By: /s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel